September 15, 2009

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Mr. Jaramillo:

We are writing regarding your recent letter dated September 8, 2009 with respect to our annual report on Form 20-F filed on June 30, 2009. We are in the process of compiling responses to the comments set forth in your letter and will submit the response letter as soon as practicable, which we expect will be by October 9, 2009. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Shoichi Aoki
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group Kyocera Corporation

cc:	Kevin Kuhar

Martin James

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)